SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ) *

Foghorn Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

344174107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 344174107

1.	NAME OF REPORTING PERSON The Klarman Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,139,639 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,139,639 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,139,639 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.97% **
12.	TYPE OF REPORTING PERSON OO

* As of December 31, 2020
** Based on 35,813,580 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP No. 344174107

1.	NAME OF REPORTING PERSON Seth A. Klarman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,139,639 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,139,639 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,139,639 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.97% **
12.	TYPE OF REPORTING PERSON IN, HC

* Represents shares held by The Klarman Family Foundation as of December 31, 2020
** Based on 35,813,580 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP No. 344174107
SCHEDULE 13G
Item 1(a).   Name of Issuer
Foghorn Therapeutics Inc.
Item 1(b).   Address of Issuer’s Principal Executive Offices
500 Technology Square, Suite 700, Cambridge, MA  02139
Item 2(a).   Name of Person Filing
This statement is being filed on behalf of The Klarman Family Foundation and Seth A. Klarman (together, the “Reporting Persons”).  The shares of Common Stock reported herein are directly held by The Klarman Family Foundation.  Mr. Klarman may be deemed to share beneficial ownership of such shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, however he has no pecuniary interest therein.

The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b).   Address of Principal Business Office or, if none, Residence
For each Reporting Person:  c/o KFO, LLC, P.O. Box 171627, Boston, MA  02117
Item 2(c).   Citizenship
The Klarman Family Foundation is a Massachusetts trust.  Seth A. Klarman is a citizen of the United States.
Item 2(d).   Title of Class of Securities
Common Stock, $0.0001 par value (“Common Stock”)
Item 2(e).   CUSIP Number
344174107
Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.    Ownership
The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. 344174107

Item 5.    Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.    Identification and Classification of Members of the Group
Not Applicable.
Item 9.    Notice of Dissolution of Group
Not Applicable.
Item 10.  Certification
Not Applicable.

CUSIP No. 344174107

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 3, 2021

THE KLARMAN FAMILY FOUNDATION

By:	KFO, LLC, its investment manager

By:	/s/ David P. Berkowitz
Name:	David P. Berkowitz
Title:	Chief Investment Officer

SETH A. KLARMAN

/s/ Seth A. Klarman
Seth A. Klarman, individually

CUSIP No. 344174107
EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 3, 2021

THE KLARMAN FAMILY FOUNDATION

By:	KFO, LLC, its investment manager

By:	/s/ David P. Berkowitz
Name:	David P. Berkowitz
Title:	Chief Investment Officer

SETH A. KLARMAN

/s/ Seth A. Klarman
Seth A. Klarman, individually